Will H. Cai

+852 3758 1210

wcai@cooley.com

November 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Ms. Priscilla Dao, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Amendment No. 7 to Draft Registration Statement on Form F-4 Submitted on November 3, 2022 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 17, 2022 (the “Comment Letter”), relating to the above referenced Amendment No. 7 to the Draft Registration Statement on Form F-4 (the “DRS”). In response to the comments (the “Comments”) set forth in the Comment Letter, the Company has revised the DRS and is filing a revised version of the DRS (the “Revised DRS”) via EDGAR with this response letter.

Set forth below are the Company’s responses to the Comments. The Comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS.

Amendment No. 7 to Draft Registration Statement on Form F-4

Bitdeer’s Management's Discussion and Analysis of Financial Condition...

Results of Operations

Comparison of Six Months Ended June 30, 2021 and 2022, page 226

1.	Please revise to ensure that you provide a qualitative and quantitative analysis of each of the contributing or offsetting factors that caused material changes in your results of operations. In this regard, explain and quantify the other factors contributing to the decrease in revenue generated from your proprietary mining business other than the price drop of Bitcoin, such as the comparative number of bitcoin mined and/or the amount of hash rate allocated to your proprietary mining business during each of the periods. Also, in your discussion of the change in revenue generated from Cloud Hash Rate, disclose the impact of generating less additional consideration from arrangements offered under accelerator mode and the comparative amount of hash rate allocated to Cloud Hash Rate in each of the periods. In addition, please identify if any of these factors represent a trend that is reasonably expected to have a material impact.

In response to the Staff’s comment, the Company has revised the disclosure on pages 226 and 227 of the Revised DRS.

November 23, 2022

Liquidity and Capital Resources, page 233

2.	You indicate anticipated cash flow from operations is one of the sources of cash to meet your current and anticipated working capital requirements and capital expenditures for at least the next 18 months. In light of the historical net cash used in operating activities, please revise this disclosure and disclosures throughout your filing indicating that you anticipate generating cash flow from operations.

In response to the Staff's comment, the Company has revised the disclosure on pages 233 and 234 of the Revised DRS.

3.	In addition to disclosing the difference between net loss and net cash used in operating activities, you should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Your discussion and analysis of operating activities should focus on the primary drivers of and other material factors necessary to understand your cash flows and the indicative value of historical cash flows. Please revise to provide disclosure and analysis of the underlying factors that affect your operating cash flows that are not readily apparent from your cash flow statements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 235 and 236 of the Revised DRS.

Quantitative and Qualitative Disclosure about Financial Risk, page 236

4.	Consistent with comment 36 in our letter dated January 11, 2022, please revise to provide quantitative information for cryptocurrency risk exposure. Refer to Part I, Item 11(a) of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 237 of the Revised DRS.

Bitdeer Technologies Holding Company and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 20. Related Party Transactions, page F-57

5.	We continue to consider your responses to comment 3 in your letters dated September 6, 2022 and November 3, 2022 regarding your accounting for the wealth management product and may have further comment.

The Company acknowledges the Staff’s comment.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

November 23, 2022

6.	We continue to consider your response to comment 2 in your letter dated November 3, 2022 regarding your accounting of USDC lending transactions and may have further comment.

The Company acknowledges the Staff’s comment.

7.	We note that you have entered into a loan agreement for 15 million USDT and purchased type B wealth management products in the aggregate amount of 60 million USDT during the six months ended June 30, 2022. Further describe the material rights and obligations of both parties to the loan and the investments. Please explain how you are accounting for these transactions and cite the literature that supports your accounting. As part of your response, explain how you reached the conclusion that the cryptocurrencies lent are not derecognized, as noted from your disclosure on page F-74.

In response to the Staff’s comment, the Company respectfully presents to the Staff the material rights and obligations of both parties under the loan and the type B wealth management product purchase arrangement as follows:

	USDT loan arrangement	Type B wealth management product investment arrangement
Bitdeer’s material rights	Right to receive the principal and interest from the loan upon due date	Right to make withdrawals partly or in whole in USDT for the USDT deposited plus interest at any time after a successful deposit of USDT. The interest is at a rate advertised on the Matrixport platform.
Bitdeer’s material obligations	Obligation to provide the loan	Obligation to deposit
Matrixport Group’s material rights	Right to receive loan proceeds upon signing of the agreement

Right to use the USDT deposited for the purposes of Matrixport Group’s own business and for its own account;

Right to adjust the interest rate; and

Right to amend the agreement, suspend or terminate any ongoing type B wealth management product arrangements, including suspending withdrawals where required by applicable law or regulation or by a court, regulatory or supervisory authority having jurisdiction over Matrixport Group.

Matrixport Group’s material obligations	Obligation to make timely repayment in amount matching the loan amount plus interest; Obligation to pay overdue interest, as well as pay other relevant fees arising from overdue repayment (if any)	Upon receiving the withdrawal request, obligation to pay Bitdeer the amount Bitdeer requests to withdraw, which, at maximum, would be the total amount deposited plus interest accrued.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

November 23, 2022

The accounting for the two transactions is presented as follows:

Bitdeer’s USDT is accounted for as intangible assets with indefinite useful life under IAS 38. Although the value of USDT is designed to peg to US dollars, Bitdeer determines USDT does not meet the definition of financial assets because there are provisions that limit Bitdeer’s ability to redeem USDT for cash. For USDT, the term of service from Tether, the issuer of USDT, specifies that Tether reserves the right to delay the redemption or withdrawal of Tether Tokens if such delay is necessitated by the illiquidity or unavailability or loss of any reserves held by Tether to back the Tether Tokens, and Tether reserves the right to redeem Tether Tokens by in-kind redemptions of securities and other assets held in the reserves (source: https://tether.to/en/legal). In addition, based on the historical and latest Tether Assurance Consolidated Reserves Report, as issued by BDO Italia S.p.A. and other accounting firms, Bitdeer is aware that USDT is not fully backed by cash and other highly liquid assets. The reserve also includes corporate bonds, precious metals, loans and other investments which are not highly liquid and are subject to market and credit risk. Also, based on its industry knowledge, Bitdeer is aware that USDT has historically experienced extreme market conditions. Based on the analyses and considerations above, Bitdeer believes it is limited in its ability to redeem USDT for fiat currency and determines that USDT should be accounted for as intangible assets instead of financial assets.

Accounting for the loan agreement

Bitdeer first analyzes whether the USDT should be derecognized upon lending. Pursuant to IAS 38 paragraphs 112 and 114, an intangible asset is derecognized when it is disposed of, which occurs upon the transfer of control in accordance with the requirements for determining when a performance obligation is satisfied in IFRS 15.

IFRS 15 paragraph 33 defines that control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Because the borrower must return the USDT in the same quantities upon the maturity of the loan, control of the transferred USDT has not passed with the existence of such repurchase right pursuant to IFRS 15 paragraph B66. Although the USDT are fungible and the borrower does not need to return the original units of USDT Bitdeer lent, the conclusion is not affected because IFRS 15 paragraph B64 indicates that the repurchased asset may be an asset that is substantially the same as the original asset.

Specifically, the repurchase right limits the borrower’s ability to control the USDT because the lending contract provides Bitdeer a contractual right to receive the USDT back which limits the borrower’s ability to direct the use of the asset only to the period of lending. Additionally, as the borrower needs to return the asset, the borrower is not entitled to substantially all of the remaining benefits from the USDT borrowed.

In addition, IFRS 15 paragraph 38 further provides indicators on the transfer of control. In analyzing the transfer of control regarding the lending transactions, Bitdeer believes the most relevant indicator is whether the borrower has the significant risks and rewards of ownership to the USDT. Even though there are no restrictions in the borrower’s use of the USDT, the risk associated with the asset, such as the pricing risk, is not transferred to the borrower. As the borrower would need to return the same number of USDT borrowed, the borrower does not bear the pricing risk of the USDT. Similarly, the reward associated with the USDT is not entirely transferred to the borrower because the borrower will have to set aside the same number of USDT and transfer to Bitdeer as repayment.

In conclusion, Bitdeer does not believe the control of the asset has been transferred to the borrower in the lending transaction.

As a result, the USDT continues to be accounted for under IAS 38 as the control is not transferred. The annual interest rate specified in the loan agreement represented a fee for using the USDT. As Bitdeer grants Matrixport Group a right to use an identified intangible asset for a period of time and the risk and reward incidental to the ownership of the USDT are not transferred to Matrixport Group, the transaction is accounted for as an operating lease pursuant to IFRS 16. The interest for using the USDT is regarded as the consideration in exchange for Matrixport Group’s right to use the USDT during the period and is recognized over the period of use on a straight-line basis.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

November 23, 2022

Accounting for the type B wealth management product

The wealth management product is a variable-interest USDT savings product which Matrixport Group offers to the general public and seeks USDT liquidity to use USDT obtained for its own business and for its own account. Bitdeer first evaluates whether it should derecognize the USDT. In this case, the design of the type B wealth management product is similar to a USDT loan where Bitdeer transfers USDT to Matrixport Group and creates a right to receive the principal (the USDT deposited) and the interest. Similar to the USDT lending accounting analyses above, Bitdeer believes the control of the USDT deposited is not transferred to the Matrixport Group because Matrixport Group needs to return the same quantity of USDT, and the transaction is accounted for as an operating lease pursuant to IFRS 16. The interest for using the USDT is regarded as the consideration in exchange for Matrixport Group’s right to use the USDT during the period and is recognized over the period of use. Bitdeer performs impairment assessment of the type B wealth management product according to IAS 36. Bitdeer assesses whether there is any indication that the right to receive USDT is impaired, including counterparty credit risk and any extreme market conditions. If such indication exists, Bitdeer will write down the carrying amount of the USDT to the recoverable amount.

The Company further respectfully advises the Staff that these two types of transactions had no impact on the consolidated statement of financial position as of June 30, 2022 because the loan and the type B wealth management products were fully collected and the corresponding cryptocurrencies had all been disposed of by Bitdeer for US dollars as of June 30, 2022. The additional return arising from the loan and wealth management product investment was included in finance income / (expense) and other net gain / (loss), respectively, in the consolidated statement of operation and comprehensive income / (loss) for the six months ended June 30, 2022 and, due to the short-term nature, the aggregate return from both transactions was immaterial to the overall financial statements. Furthermore, Bitdeer’s cryptocurrency investment policy requires the investments to be redeemed within the same fiscal quarter.

Notes to the Combined and Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

p. Revenue recognition, page F-78

8.	We note your revised disclosure of your revenue recognition policy for Cloud Hash Rate arrangements in response to prior comment 7. Please address the following:

•	Clarify the statement indicating that the electricity subscriptions are sold separately, considering that electricity appears to be one of the two promises that are treated as a single performance obligation in your arrangements;

•	You indicate that the price of both plans is fixed at the commencement of each subscription. Please clarify your disclosure to address whether the transaction price is fixed or variable or both at the inception of the contract. In this regard, we note that the unit price of the electricity subscription fee is subject to adjustment each electricity subscription period; and

•	We note that revenue is recognized over time and amortized ratably throughout the duration of each plan. Considering you are providing a series of distinct services and the unit price of the electricity subscription fee is subject to adjustment each electricity subscription period, please explain how ratable recognition is an appropriate method of measuring progress and clarify how you are allocating the transaction price to each distinct service in the series. Also tell us how you considered the guidance in paragraph 89 of IFRS 15.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

November 23, 2022

In response to the Staff’s comment, the Company has revised pages F-79 and F-80 of the Revised DRS and respectfully advises the Staff the following:

•	Bitdeer’s customers cannot purchase the electricity subscription without purchasing the hash rate subscription. The hash rate subscription and the electricity subscription are highly interrelated because Bitdeer cannot fulfill its performance obligation to provide the computing power to the customers by fulfilling each of the two promises independently. Bitdeer has revised the disclosure to indicate that the electricity subscriptions are billed separately subsequent to the payment of the hash rate subscription.

•	Bitdeer has revised the disclosure to indicate that 1) the price of the hash rate subscription plan is fixed at the contract inception; 2) the price of the electricity subscription is fixed at the commencement of each electricity subscription period but subject to adjustment from period to period.

•	Bitdeer has revised the disclosure to indicate the revenue is recognized over time where the consideration related to the hash rate subscription is recognized evenly over the contract term and the electricity subscription is allocated to and recognized evenly over each electricity subscription period. Bitdeer uses the time-based method to measure the progress of providing the computing power because the performance obligation is satisfied evenly on a daily basis.

Paragraph 89 of IFRS 15 indicates that an entity shall allocate a change in the transaction price entirely to one or more, but not all, performance obligations or distinct goods or services promised in a series that forms part of a single performance obligation in accordance with paragraph 22(b) only if the criteria in paragraph 85 on allocating variable consideration are met.

When allocating the considerations from the electricity subscriptions, Bitdeer considers each of the distinct service within the series which forms the performance obligation according to IFRS 15 paragraph 84(b). Because the price charged for each electricity subscription plan relate specifically to Bitdeer’s efforts to transfer the distinct service, and Bitdeer is entitled to the electricity subscription fee as Bitdeer performs the service during the period, Bitdeer believes the allocation objective is met according to IFRS 15 paragraph 85. Therefore, the change in the transaction price (adjustment to the electricity subscription) is allocated to one distinct service promised in the series that forms part of a single performance obligation according to IFRS 15 paragraph 89.

9.	We note your revised disclosure of your revenue recognition policy for Cloud Hosting arrangements in response to prior comment 7. You indicate that revenue is recognized ratably throughout the term of the service. Please tell us if this statement relates to only the fixed consideration, and, if so, please clarify your disclosure. In this regard, we note that variable consideration is allocated entirely to the corresponding distinct service period. In addition, please explain how ratable recognition is an appropriate method of measuring progress and clarify how you are allocating the transaction price to each distinct service in the series.

In response to the Staff’s comment, the Company has revised the disclosure on page F-81 of the Revised DRS to indicate that the fixed upfront fee is recognized evenly over the contract term.

Bitdeer measures the progress towards satisfying the performance obligation using input method based on the time elapsed relative to the entire contract service period. Bitdeer believes the contract time elapsed best depicts the progress because the nature of the Cloud Hosting arrangement is to provide the computing power from specified mining machines and maintenance service to those mining machines throughout the duration of the contract, which is a continuous service provided 24/7 during the contract term. Bitdeer’s efforts to satisfy the performance obligations are expended evenly throughout the contract term.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

November 23, 2022

The variable consideration relates to the periodical maintenance fee is allocated to each distinct service period, which is in short intervals within a given month, under the same consideration discussed in the response to comment 8 above. The Company has revised the disclosure to clarify the periodical maintenance fee is recognized over each respective service period. For the additional consideration under the accelerator mode, the distinct service period is related to the service periods prior to the recovery of a customer’s cost. However, the amount of the additional consideration is constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. Bitdeer recognizes revenue when the additional consideration is no longer constrained, which is when Bitdeer can reasonably calculate the amount and determine it is probable a significant reversal will not occur.

10.	For General Hosting arrangements, please revise to clarify the promises in the arrangement and how you determined that you have a single performance obligation. In addition, please clarify whether you charge separate fees for the provision of custody and maintenance services.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-81 and F-82 of the Revised DRS to provide more clarity on revenue from General Hosting arrangements.

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55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP